[Jones Day Letterhead]
March 21, 2008
VIA EDGAR
Mr. Michael Clampitt
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re: 1st Franklin Financial Corporation Form S-1 Filed December 26, 2007 File No. 333-148331
Dear Mr. Clampitt:

Reference is made to your letter, dated January 14, 2008, regarding comments of the Securities and Exchange Commission (the "Commission") relating to the disclosure in the above-referenced filing, and our discussions with you last month with respect thereto.  1st Franklin Financial Corporation (the "Company") is filing herewith Pre-Effective Amendment No. 1 to Form S-1, which has been marked to show changes made from the above-referenced filing.  This letter repeats each of the comments in your letter, and follows with responses prepared by, and summarized by us at the direction of, the Company.

Form S-1 Plan of Distribution, page 10
1. With regard to your previous offerings of subordinated debt, please advise when the first and last sales were made under each of the following registration statements:
• 333-147473 (Form S-1 filed 9/20/06) • 333-126589 (Form S-2 filed 7/14/05) • 333-55420 (Form S-2 filed 2/12/01)
In addition, advise as to the total sales made under each and whether or not the executive officers made such sales.

ANSWER:  The table below sets forth certain information relating to the timing of sales of the Company’s variable rate subordinated debentures.  As described in more detail in response to Question Number 2 below, certain administrative and/or clerical duties involved in effecting such sales were undertaken by executive officers of the Company.

Registration Statement Number	Date of First Sale	Date of Last Sale	Total Sales Under Registration Statement
333-147473	November 1, 2006	Currently Ongoing	$64,871,935*
333-126589	November 23, 2005	October 31, 2006	$39,646,348
333-55420	February 25, 2001	November 22, 2005	$29,312,758

*As of February 29, 2008.

2. Please advise us as to the authority under Exchange Act rule 3a4-1 for the executive officers to conduct the current offering or advise us as to what other authority is available.
ANSWER:

The Company understands that Section 15(a)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), makes it unlawful for any broker or dealer to use the mails, or other means of interstate commerce, to “effect any transactions in, or to induce or attempt to induce the purchase or sale of, any security” unless that person is registered with the Securities and Exchange Commission as a broker or dealer, as applicable.

The Company also understands that Rule 3a4-1 under the Exchange Act specifies that an associated person of an issuer shall not be deemed to be a broker if certain conditions are met.  An associated person of an issuer includes, among others, a director, officer or employee of the issuer.  In order for an associated person to be deemed not to be a broker, such person, at the time of participation in the sale of securities: (1) must not be subject to a “statutory disqualification,” as defined in Section 3(a)(39) of the Exchange Act; (2) must not be compensated by payment of commissions or other remuneration based directly or indirectly on securities transactions; (3) must not be an associated person of a broker or dealer; and (4) must limit its sales activities as set forth in the rule.

The offer and sale of senior demand notes is conducted exclusively by the Company.  The Company has advised us that certain of its executive officers, who qualify as “associated persons” pursuant to Rule 3a4-1, will review, approve and complete, at the Company’s executive office and only through the undertaking of certain ministerial and clerical functions, all sales of the Company’s securities.

The Company has confirmed that, in accordance with the conditions contained in Rule 3a4-1 of the Exchange Act, none of the Company’s executive officers is subject to statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act or is an associated person of a broker or dealer (as defined in Rule 3a4-1 of the Exchange Act).  Further, as described in the prospectus which forms a part of the registration statement relating to the senior demand notes, none of the Company’s executive officers will receive any selling commissions or other renumeration in connection with the sale of any senior demand notes.  Additionally, the Company has confirmed that the activities of the Company’s executive officers in effecting such transactions will be  limited to one or more of the following:  (i) preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation of a potential purchaser, provided that such communication has been approved by an officer or director of the Company; (ii) responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser, provided that the content of such response is limited to information contained in a registration statement or other offering document; or (iii) performing ministerial or clerical work involved in effecting any transaction, all in accordance with the exemption provided pursuant to Rule 3a4-1.

As a result of the foregoing, the Company believes that its executive officers have the authority, under Rule 3a4-1 of the Exchange Act, to conduct offers and sales of the Company’s senior demand notes as contemplated by and described in the registration statement.

3. Revise to file a legal opinion for the securities offered as required by Item 601(b)(5)(i) of Regulation S-K.
ANSWER: The amendment to the registration statement filed herewith includes the legal opinion with respect to the securities offered, as required by Item 601(b)(5)(i) of Regulation S-K.
Please contact the undersigned at (404) 581-8573 in connection with any questions or comments related to the filing. Thank you for your attention to this matter.
Very truly yours,
/s/ Mark L. Hanson Mark L. Hanson

Enclosure
cc: A. Roger Guimond Neil M. Simon

ATI-2304758v2